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BRIAN V. CAID

brian.caid@kutakrock.com

(303) 297-2400

October 29, 2014

VIA EDGAR AND FEDEX

Ms. Jennifer Gowetski, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Amendment No. 2 to Registration Statement on Form S-11

Filed on October 29, 2014

File No. 333-198486

Dear Ms. Gowetski:

On behalf of STORE Capital Corporation (“STORE” or the “Company”), we are hereby filing the Company’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (the “Registration Statement”), which was initially publicly filed on August 29, 2014. The Registration Statement has been revised to reflect the Company’s responses to the most recent comments dated September 26, 2014 from the staff of the Commission (the “Staff”) to the Registration Statement (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldface type below.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 2 and four marked copies which have been marked to show changes from Amendment No. 1 to the Registration Statement, which was filed on September 23, 2014.

Recent Developments, page 10

1.                                            Please expand your disclosure herein related to investments in closing to address the amount of probable acquisitions consistent with the discussion of your pipeline of investment opportunities elsewhere.

Response:  The Company has responded to the Staff’s comment by expanding the disclosure under the heading “Recent Developments” on page 10 of Amendment No. 2.

Distribution Policy, page 40

2.                                            We note from disclosures elsewhere in your prospectus that you have acquired a material amount of properties subsequent to June 30, 2014.  Please expand footnote (1) to quantify the amount of additional contractual rent from new leases entered into through June 30, 2014, as well as the contractual rent associated with leases on real estate investments acquired subsequent to June 30, 2014.  To the extent any other amounts detailed in footnote (1) materially impact contractual net increases in rent and interest, please also quantify and provide such amounts.

Response:  The Company has responded to the Staff’s comment by revising the disclosure in footnote (1) beginning on page 42 of Amendment No. 2.

3.                                            We note your response to prior comment 3 and the expanded disclosure in footnote (6). Please further expand such disclosure to specifically describe and quantify the debt amounts assumed to be outstanding related to your long-term debt obligations and short-term borrowings for the related interest expense amounts presented.

Response:  The Company has responded to the Staff’s comment by expanding the disclosure in footnote (6) beginning on page 43 of Amendment No. 2.

4.                                            On page 41, you state that you have historically targeted a payout ratio to Adjusted Funds from Operations of approximately 75%.  Please briefly revise to clarify whether you have historically paid out this amount, or alternatively, quantify your historical payout ratio.

Response:  The Company has responded to the Staff’s comment by revising the disclosure on page 41 of Amendment No. 2.

Our Pipeline of Investment Opportunities, page 93

5.                                            We note your response to prior comment 6 and the expanded disclosure.  We remain unclear as to the percentages illustrated in the added table.  Based on the narrative below the table, it appears that the percentages presented, aside from the first percentage, are of your estimated actionable opportunities.  Please clarify your table to indicate, if appropriate, that the percentages presented are of your actionable opportunities, and highlight elsewhere the total identified opportunities considered prior to such opportunities reaching the actionable stage.

Response:  The Company has responded to the Staff’s comment by expanding the disclosure on page 98 of Amendment No. 2.

Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc:	Christopher H. Volk
Michael T. Bennett